Exhibit 99.2

Ciba Specialty Chemicals Inc. Switzerland	Ciba Spezialitätenchemie AG Schweiz	Ciba Spécialités Chimiques SA Suisse

August 18, 2005
Basel, Switzerland

News release

Ciba Specialty Chemicals appoints Chief Operating Officer

•	Strengthening of strategic and operational leadership

•	Brendan Cummins to take over newly created role of COO, responsible for the operational management of the businesses

The Board of Directors has decided to adapt the structure of the Executive Committee, to the changing needs of the Company and its markets and thereby, strengthen its strategic and operational leadership.

A new position of Chief Operating Officer (COO), responsible for the operational management of the businesses will be introduced. Brendan Cummins, currently Head of the Plastic Additives segment has been appointed to this position. The Company will be led by the Executive Committee with two dedicated teams - the Chairman’s Committee, focusing on strategic development, and the Operating Executive Committee, focusing on the operational management of the business.

“This move strengthens the leadership of the Company and makes us more agile. It allows me to concentrate even more on the important strategic development and long-term direction of the Company, while the new COO will primarily focus on operational management”, said Armin Meyer, Chairman of the Board & CEO. “With this new structure, we build on a very competent and well-proven team and ensure continuity and commitment”.

The Chairman’s Committee will comprise of the Chairman of the Board & CEO, the COO, the Chief Financial Officer (CFO), and the Chief Technology Officer. The Operating Executive Committee will comprise of the COO, CFO and the four Segment Heads.

The new Chief Operating Officer, Brendan Cummins, (54, Irish citizen), has been with Ciba for more than 30 years, of which, he spent around 20 years in Asia. He has held a number of leading international positions, including Regional President of China and the Head of the Home and Personal Care business. He has been a member of the Executive Committee since 2001 and is currently the global Head of Plastic Additives.

Giordano Righini, (55, Italian), currently Head Business Line Coatings, will succeed Brendan Cummins as global Head of the Plastic Additives segment and becomes a member of the Executive Committee. Giordano Righini is a chemist and joined Ciba in 1979. He has over 30 years experience in Research & Development, Technical Operations and commercial management.

The streamlining of the Executive Committee has resulted in the elimination of the function International Coordination & Human Resources. Christoph Biedermann, (48, Swiss), a member of the Executive Committee since 2001, currently in this position, has decided to pursue other opportunities outside of Ciba Specialty Chemicals. The Board of Directors thanks Christoph Biedermann for his contribution over the last four years as Segment Head and Head of International Coordination & Human Resources.

All changes take effect on October 1, 2005.
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Ciba Specialty Chemicals (SWX: CIBN, NYSE: CSB) is a leading global company dedicated to producing high-value effects for its customers’ products. We strive to be the partner of choice for our customers, offering them innovative products and one-stop expert service. We create effects that improve the quality of life - adding performance, protection, color and strength to textiles, plastics, paper, automobiles, buildings, home and personal care products and much more. Ciba Specialty Chemicals is active in more than 120 countries around the world and is committed to be a leader in its chosen markets. In 2004, the Company generated sales of 7 billion Swiss francs and invested 288 million in R&D.

Virtual news kit: www.cibasc.com/media
•	News release
•	CV + photo Brendan Cummins
•	CV+ photo Giordano Righini

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